UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-23071
CUSIP Number: 168905107

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

           For Period Ended:                            May 5, 2007

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                       N/A

PART I
REGISTRANT INFORMATION

Full name of registrant                  The Children's Place Retail Stores, Inc.
Former name if applicable                                 N/A

915 Secaucus Road

Address of principal executive office (Street and number)

Secaucus, New Jersey 07094

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|	| | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

           State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Children's Place Retail Stores, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2007 (the "First Quarter Fiscal 2007 Form 10-Q") on June 14, 2007 because Company management needs additional time to complete its analysis of the correct accounting treatment for the Company's past stock option grants and to determine the extent of the changes that are required to the Company's previously reported financial results, as well as the effect of these corrections and changes on the Company's financial results for its fiscal year ended February 3, 2007 and for its first quarter ended May 5, 2007 ("First Quarter Fiscal 2007"). This delay could not be eliminated by the Company without unreasonable effort and expense.

          As previously announced, an internal investigation into the Company's stock option practices was conducted by outside counsel under the supervision of a Special Committee of the Company's Board of Directors. Based on the results of this investigation and Company management's own review, the Company concluded that incorrect measurement dates had been used for financial reporting purposes with respect to various stock option grants since the time of the Company's initial public offering in 1997. The Company has not completed its analysis to determine the correct measurement dates to use for these option grants for financial reporting purposes. In connection with its analysis, the Company has requested guidance regarding the correct measurement dates from the Office of the Chief Accountant of the Securities and Exchange Commission. As a result of its previous use of incorrect measurement dates, the Company announced that it is restating its previously issued financial statements for the fiscal years 2003, 2004, 2005 as well as its previously released financial information for the first and second quarters of fiscal 2006.

          The Company will complete the restatement of its previous financial statements and the preparation of its First Quarter Fiscal 2007 Form 10-Q as soon as practicable.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

Susan Riley	(201) 558-2400

(Name)	(Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|_|Yes |X|No

          The Company has not filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended July 29, 2006 and October 28, 2006 or its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 .

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|Yes |_|No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates that the statement of income for First Quarter Fiscal 2007 to be included in its First Quarter Fiscal 2007 Form 10-Q will reflect significant changes in the Company's results of operations from the first quarter of the preceding fiscal year ("First Quarter Fiscal 2006") because (i) the Company has opened new stores, and the Company's business has grown, since First Quarter Fiscal 2006, and (ii) the Company expects to record in First Quarter Fiscal 2007 costs, estimated at approximately $2.5 million (pre-tax), associated with the above-referenced stock option investigation.

          The Company expects to report in its First Quarter Fiscal 2007 Form 10-Q that consolidated sales increased from $426.5 million in First Quarter Fiscal 2006 to $478.9 million in First Quarter Fiscal 2007 and that net income decreased from $15.3 million in First Quarter Fiscal 2006 to $13.1 million (on a preliminary basis) in First Quarter Fiscal 2007. However, these net income amounts are subject to change because of the Company's pending restatement of its previously filed financial statements for prior fiscal years and First Quarter Fiscal 2006, and because the Company has not completed its analysis of the appropriate measurement dates for its past stock option grants or its financial statements for Fiscal 2006 or First Quarter Fiscal 2007.

The Children's Place Retail Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 15, 2007	By: /s/ Susan Riley Susan Riley, Executive Vice President Finance and Administration